UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ROCKET LAB USA, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

773122106

(CUSIP Number)

Peter Beck

c/o Rocket Lab USA, Inc.

3881 McGowen Street

Long Beach, CA 90808

(714) 465-5737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 773122106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter Beck
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,951,250 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,951,250 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,951,250 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.19% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of shares of common stock, par value $0.0001 per share (“Common Stock”) of Rocket Lab USA, Inc., a Delaware corporation (the “Company”), held directly by Equatorial Trust (the “Trust”). The reporting person is one of three directors of Peek Street Equatorial Trustee Limited, the trustee of the Trust (the “Trustee”). The Trust, the Trustee and each of the three directors of the Trustee are deemed to beneficially own the shares, with each of the Trust and the Trustee having sole voting and dispositive powers over the shares and each director of the Trustee having shared voting and dispositive power over the shares.

(2)

The percentage of class was calculated based on 499,911,078 shares of Common Stock, outstanding as of November 7, 2024, as set forth in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2024.

Schedule 13D

CUSIP No. 773122106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Equatorial Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,951,250 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 50,951,250 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,951,250 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.19% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of shares of Common Stock of the Company held directly by the Trust. The Trust, the Trustee and each of the three directors of the Trustee are deemed to beneficially own the shares, with each of the Trust and the Trustee having sole voting and dispositive powers over the shares and each director of the Trustee having shared voting and dispositive power over the shares.

(2)

The percentage of class was calculated based on 499,911,078 shares of Common Stock, outstanding as of November 7, 2024, as set forth in the Company’s Quarterly Report on Form 10-Q, filed with the Commission on November 12, 2024.

Schedule 13D

CUSIP No. 773122106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peek Street Equatorial Trustee Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,951,250 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 50,951,250 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,951,250 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.19% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of shares of Common Stock of the Company held directly by the Trust. The Trust, the Trustee and each of the three directors of the Trustee are deemed to beneficially own the shares, with each of the Trust and the Trustee having sole voting and dispositive powers over the shares and each director of the Trustee having shared voting and dispositive power over the shares.

(2)

The percentage of class was calculated based on 499,911,078 shares of Common Stock, outstanding as of November 7, 2024, as set forth in the Company’s Quarterly Report on Form 10-Q, filed with the Commission on November 12, 2024.

Schedule 13D

CUSIP No. 773122106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kerryn Beck
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,951,250 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,951,250 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,951,250 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.19% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of shares of Common Stock of the Company held directly by the Trust. The Trust, the Trustee and each of the three directors of the Trustee are deemed to beneficially own the shares, with each of the Trust and the Trustee having sole voting and dispositive powers over the shares and each director of the Trustee having shared voting and dispositive power over the shares.

(2)

The percentage of class was calculated based on 499,911,078 shares of Common Stock, outstanding as of November 7, 2024, as set forth in the Company’s Quarterly Report on Form 10-Q, filed with the Commission on November 12, 2024.

Schedule 13D

CUSIP No. 773122106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warren Butler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,951,250 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,951,250 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,951,250 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.19% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of shares of Common Stock of the Company held directly by the Trust. The Trust, the Trustee and each of the three directors of the Trustee are deemed to beneficially own the shares, with each of the Trust and the Trustee having sole voting and dispositive powers over the shares and each director of the Trustee having shared voting and dispositive power over the shares.

(2)

The percentage of class was calculated based on 499,911,078 shares of Common Stock, outstanding as of November 7, 2024, as set forth in the Company’s Quarterly Report on Form 10-Q, filed with the Commission on November 12, 2024.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on September 7, 2021 (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on September 18, 2023 (the “Amendment No. 1” and, together with the Schedule 13D and this Amendment No. 2, this “Statement”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 2 shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise specifically amended in this Amendment No. 2, items in the Schedule 13D remain unchanged.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On December 3, 2024, the Company entered into an exchange agreement with the Trust (the “Exchange Agreement”) to exchange 50,951,250 shares of Common Stock for 50,951,250 shares of Series A Convertible Participating Preferred Stock, $0.0001 par value per share (the “Preferred Stock” and such exchange, the “Preferred Stock Exchange”). The shares of Preferred Stock will be convertible into shares of Common Stock.

On an as-converted basis, P. Beck’s Preferred Stock ownership position, upon consummation of the Preferred Stock Exchange, will be equivalent to the Trust’s existing ownership of the Common Stock. The terms of the Preferred Stock provide P. Beck with the right to elect the greater of (a) one board member, and (b) however many seats of the Company’s Board of Directors (the “Board”) as would be required to maintain, at any time, at least ten percent of total Board representation.

In connection with the Preferred Stock Exchange, on December 3, 2024, Rocket Lab Limited, a New Zealand limited company and wholly-owned subsidiary of the Company, entered into an amended and restated employment agreement with P. Beck (the “A&R Beck Agreement”).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) – (c) of the Schedule 13D is hereby amended and restated as set forth below:

(a) See Rows 11 and 13 for each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based on 499,911,078 shares of Common Stock, outstanding as of November 7, 2024, as set forth in the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 12, 2024.

(b) See Rows 7, 8, 9, and 10 for each Reporting Person.

(c) The information set forth in Item 4 of this Amendment is incorporated by reference herein. Otherwise, the Reporting Persons have not effected any transactions in the Common Stock of the Company during the past 60 days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exchange Agreement

Pursuant to the terms of the Exchange Agreement, the Trust, as the holder of record of an aggregate of 50,951,250 shares of Common Stock beneficially owned by P. Beck, agreed to exchange such shares for 50,951,250 shares of Preferred Stock, in a transaction exempt from the registration requirements of the U.S. Securities Act of 1933, as amended. The Exchange Agreement contains certain representations, warranties and further agreements by each of the Company and the Trust, and provides that the consummation of the Preferred Stock Exchange and the issuance of the Preferred Stock are subject to certain closing conditions, including that any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired. The Company expects that the consummation of the Preferred Stock Exchange will occur in early 2025. The foregoing description is qualified in its entirety by the full text of the Exchange Agreement, the form of which is attached as Exhibit 99.4 to this Statement, and is incorporated herein by reference.

A&R Beck Agreement

Pursuant to the terms of the A&R Beck Agreement, P. Beck will continue to be the Chief Executive Officer of the Company and the Chair of the Board, and P. Beck will receive an annual base salary of $800,000, retroactively effective as of October 1, 2024, and is eligible to receive an annual performance bonus with a target annual bonus amount equal to 100% of his annual base salary, payable in cash, fully-vested restricted stock units (“RSUs”) or a combination thereof, as determined by the Board.

For fiscal year 2024, the Board approved the grant to P. Beck, effective as of the effective date of the A&R Beck Agreement (the “Effective Date”), of an award for 631,498 RSUs (the “FY24 Grant”). Each RSU entitles P. Beck to one share of Common Stock if and when the RSU vests. The FY24 Grant is subject to the terms and conditions of the Company’s 2021 Stock Option and Incentive Plan (as amended from time to time, the “Plan”) and the applicable RSU award agreement. The FY24 Grant will vest as follows: 5/16th of the FY24 Grant will vest on March 1, 2025 and 1/16th of the FY24 Grant will vest on each May 22, August 22, November 22 and March 1 (each, a “Quarterly Date”) thereafter, subject to P. Beck’s continued service through each applicable vesting date.

In addition, for fiscal year 2024, the Board approved the grant to P. Beck, effective as of the Effective Date, of an award for 157,875 RSUs (the “FY24 Special Grant”). Each RSU entitles P. Beck to one share of Common Stock if and when the RSU vests. The FY24 Special Grant is subject to the terms and conditions of the Plan and the applicable RSU award agreement. The FY24 Special Grant will vest in full on March 1, 2025, subject to P. Beck’s continued service through such date.

For fiscal year 2025, P. Beck will be eligible to receive an equity award of RSUs, subject to approval by the Board or its compensation committee thereof, with an aggregate value equal to $8,000,000 on the date of grant. The number of RSUs subject to the award will be determined by (i) dividing $8,000,000 by (ii) the average closing market price on NASDAQ of one share of Common Stock over the trailing 30-trading day period ending on the last day immediately prior to the grant date, in accordance with the Company’s Amended and Restated Equity Award Grant Policy, as amended from time to time. Each RSU entitles Sir Peter to one share of Common Stock if and when the RSU vests. The RSUs will be subject to the terms and conditions of the Plan, as described in the Plan and the applicable RSU award agreement. Such RSU grant will vest in equal quarterly installments over a period of four years on each of the Quarterly Dates, beginning on the first Quarterly Date following the grant date, subject to Sir Peter’s continued service through each applicable vesting date.

The foregoing description is qualified in its entirety by the full text of the A&R Beck Agreement, the form of which is attached as Exhibit 99.5 to this Statement, and is incorporated herein by reference.

The information set forth in Item 4 of this Amendment No. 2 is incorporated by reference into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit Number	Exhibit Name

99.4	Exchange Agreement, dated December 3, 2024, between the Company and the Equatorial Trust.

99.5	Amended and Restated Employment Agreement, dated December 3, 2024, between Rocket Lab Limited and Sir Peter Beck.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2024

PETER BECK

/s/ Peter Beck

EQUATORIAL TRUST

By:	Peek Street Equatorial Trustee Limited,
its trustee

By:	/s/ Peter Beck
Name: Peter Beck
Title: Director and attorney-in-fact for Peek Street Equatorial Trustee Limited

PEEK STREET EQUATORIAL TRUSTEE LIMITED

By:	/s/ Peter Beck
Name:	Peter Beck
Title:	Director and attorney-in-fact for Peek Street Equatorial Trustee Limited

KERRYN BECK

/s/ Peter Beck
Name:	Peter Beck
Title:	Attorney-in-fact for Kerryn Beck

WARREN BUTLER

/s/ Peter Beck
Name:	Peter Beck
Title:	Attorney-in-fact for Warren Butler